# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aileron Therapeutics, Inc., CIK 0001420565
CUSIP: 00887A204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12407 N. MOPAC EXPY., Suite 250 #390, AUSTIN, Texas (TX), 78758
Date of event which requires filing of this statement: 11/04/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001019231-24-000016
Filed by CIK 0001019231

## Reporting persons
- UNIVERSITY OF TEXAS/TEXAS AM INVESTMENT MANAGEMENT CO: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 960,665; sole dispositive power 0; shared dispositive power 960,665; aggregate amount beneficially owned 960,665 (4.4% of the class)
  Comment: Reported shares consist of 958,495 shares of Common Stock and 2,170 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person. The percentage set forth in Row 11 of this Cover Page is based on 21,665,799 shares outstanding as reported in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2024.
- The Board of Regents of the University of Texas System: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 960,665; sole dispositive power 0; shared dispositive power 960,665; aggregate amount beneficially owned 960,665 (4.4% of the class)
  Comment: Reported shares consist of 958,495 shares of Common Stock and 2,170 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person. The percentage set forth in Row 11 of this Cover Page is based on 21,665,799 shares outstanding as reported in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2024.

## Item 1. Issuer
Name of issuer: Aileron Therapeutics, Inc.
Address of issuer's principal executive offices: 12407 N. MOPAC EXPY., Suite 250 #390, AUSTIN, TEXAS, 78758

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G is being filed by:

(i) The University of Texas/Texas A&M Investment Management Company ("UTIMCO")
(ii) The Board of Regents of the University of Texas System (the "Regents")

Pursuant to an Investment Management Services Agreement with the Regents, UTIMCO, an institutional investment advisor, holds the shares reported herein on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such shares on behalf of the Regents.

This Schedule 13G is filed on behalf of each of these persons. Included in this Schedule 13G as Exhibit 1 is the agreement between UTIMCO and the Regents to file this Schedule 13G on behalf of each of them.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence:
210 West 7th St., Suite 1700
Austin, TX 78701
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For each of the Reporting Persons, the amount beneficially owned, percent of class and shares with respect to which they have sole or shared dispositive or voting control are set forth on the cover pages hereto.

On October 31, 2023, the Issuer acquired Lung Therapeutics, Inc. ("Lung") pursuant to an Agreement and Plan of Merger by and among the Issuer, Lung, and certain other parties thereto. As a result of such acquisition, the Regents were issued the above-referenced shares in respect of shares of Lung previously issued pursuant to (a) an Amended and Restated Patent and Technology License Agreement, effective as of June 19, 2013, by and between Lung and the Regents, on behalf of The University of Texas Health Science Center at Tyler, as amended, and (b) convertible note, preferred stock and SAFE investments.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UNIVERSITY OF TEXAS/TEXAS AM INVESTMENT MANAGEMENT CO: /s/ Joan Moeller, Chief Operating Officer (11/05/2024)
- The Board of Regents of the University of Texas System: /s/ Joan Moeller, Chief Operating Officer (11/05/2024)